

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2013

Via E-Mail
Timothy A. Miller
Chief Executive Officer
Rally Software Development Corp.
3333 Walnut Street
Boulder, CO 80301

> **Re:** **Rally Software Development Corp.**
> **Amendment No. 2 to Confidential Draft Registration Statement on Form S-1**
> **Submitted December 14, 2012**
> **CIK No. 0001313911**

Dear Mr. Miller:

We have reviewed your amended confidential draft registration statements captioned above and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior letter refer to our comment letter dated November 20, 2012.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

Business
Market Opportunity, page 71

1. We note your response to prior comment 1 regarding how your Agile management solutions are part of the application lifecycle market, which are largely served by legacy offerings. Please revise here and other appropriate places in your prospectus to provide investors with some context as to the size of the application lifecycle market that provides Agile software solutions by you and your competitors. Also, please provide a discussion, in quantitative or qualitative terms, of the extent of the conversion of legacy systems by your target market into the types of Agile management solutions that you provide that has been occurring in recent periods.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal